Exhibit 99.1

Brenmiller to Expand bGen™ Capabilities for AI Data Center Cooling Applications

●	Driven by rapid growth in AI computing, Brenmiller identifies significant new decarbonization and financial opportunity in the data center value chain
●	Estimates point to a 160% increase in data center power demand by 2030, driving innovation and investment in cooling and energy efficiency solutions
●	Brenmiller anticipates minimal investment is needed to adapt its bGen™ thermal battery for data center applications

Rosh Ha’ayin, Israel, July 18, 2024 – Brenmiller Energy Ltd. (“Brenmiller”, “Brenmiller Energy” or the “Company”) (Nasdaq: BNRG), a leading global provider of thermal energy storage (“TES”) solutions for industrial and utility markets, today announced that it will expand its proprietary technology’s capabilities and develop a Cold Thermal Energy Storage (“CTES”) solution for data center applications, called the bGen™ Cool. The Company will continue bGen™ production for power-to-heat applications in service of its current commercial opportunities, valued at up to $500 million in potential sales.

The rapid integration of artificial intelligence (“AI”) computing into enterprise systems is driving unprecedented demand for power. For scale, it requires almost 10x more electricity to process a ChatGPT query than it does to run a typical Google search according to a study published by the International Energy Agency in January 2024. A note published by Goldman Sachs research in May 2024 estimates that data center power demand will increase by more than 160% by 2030, growing from 1-2% to 3-4% of all power consumption worldwide and creating considerable upstream opportunity for innovation and investment in cooling and energy efficiency technologies. Leveraging the bGen™’s core competencies, Brenmiller expects minimal investment is needed to adapt its existing proprietary TES technology to meet data center demand.

“Data center needs are not too dissimilar from those of our flagship customer base, except they require cold water or air instead of heat or steam,” said Avi Brenmiller, chairman and Chief Executive Officer of Brenmiller Energy. “With fairly straightforward modifications to our bGen™ design, we are confident in our ability to deliver a cost-competitive and energy-efficient data center cooling solution to the market.”

Similar to the value proposition for industrial power consumers, CTES systems can drive significant decarbonization and financial value for data center owners like Apple, Google and Meta. The bGen™’s modular design aligns with the data center industry’s trend toward prefabrication and modular (PFM) solutions, and its industry-leading fast-charging capabilities are well-suited to lower data center energy costs while delivering around-the-clock cooling and 24/7 operational reliability. With the ability to charge and discharge simultaneously or independently and on-demand, the bGen™ can also help alleviate data center strain on the grid and transform them into flexible balancing assets.

About bGen™

Brenmiller’s TES system, bGen™, converts electricity into heat to power sustainable industrial processes at a price that is competitive with natural gas. The bGen charges by capturing low-cost electricity from renewables or the grid and stores it in crushed rocks. It then discharges steam, hot water, or hot air on demand according to customer requirements. The bGen also supports the development of utility-scale renewables by providing critical flexibility and grid-balancing capabilities. In 2023, bGen™ was named among TIME’s Best Inventions in the Green Energy category.

About Brenmiller Energy Ltd.

Brenmiller Energy helps energy-intensive industries and power producers end their reliance on fossil fuel boilers. Brenmiller’s patented bGen™ thermal battery is a modular and scalable energy storage system that turns renewable electricity into zero-emission heat. It charges using low-cost renewable electricity and discharges a continuous supply of heat on demand and according to its customers’ needs. The most experienced thermal battery developer on the market, Brenmiller operates the world’s only gigafactory for thermal battery production and is trusted by leading multinational energy companies. For more information visit the Company’s website at https://bren-energy.com/ and follow the Company on X (formerly Twitter) and LinkedIn.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Statements that are not statements of historical fact may be deemed to be forward-looking statements. For example, the Company is using forward-looking statements in this press release when it discusses: the Company’s plans to expand its proprietary technology’s capabilities and develop a CTES solution for data center applications; the Company’s current commercial opportunities valued at up to $500 million in potential sales; the Company’s expectation that minimal investment is needed to adapt its existing proprietary TES technology to meet data center demand; the Company’s ability to deliver a cost-competitive and energy-efficient data center cooling solution to the market, and that the Company’s bGen™ product can help alleviate data center strain on the grid and transform them into flexible balancing assets; and the estimated growth in data center power demand by 2030. Without limiting the generality of the foregoing, words such as “plan,” “project,” “potential,” “seek,” “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” are intended to identify forward-looking statements. Readers are cautioned that certain important factors may affect the Company’s actual results and could cause such results to differ materially from any forward-looking statements that may be made in this press release. Factors that may affect the Company’s results include, but are not limited to: the Company’s planned level of revenues and capital expenditures; risks associated with the adequacy of existing cash resources; the demand for and market acceptance of our products; impact of competitive products and prices; product development, commercialization or technological difficulties; the success or failure of negotiations; trade, legal, social and economic risks; and political, economic and military instability in the Middle East, specifically in Israel. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on March 18, 2024, which is available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Media Contact:

Tori Bentkover

brenmillerenergy@antennagroup.com